

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 16, 2009

Mr. Walter W. Bettinger II
President and Chief Executive Officer
The Charles Schwab Corporation
120 Kearny Street
San Francisco, CA 94108

> **Re:** **The Charles Schwab Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on February 25, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed on May 7, 2009**
> **Definite Proxy Statement on Schedule 14A**
> **Filed on March 30, 2009**
> **File No. 001-09700**

Dear Mr. Bettinger:

We have reviewed your response letter dated May 20, 2009, and have the following additional comment.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page

Credit Risk, page 33

1. We have read and considered your response to comment three. We note that you describe some of it credit underwriting standards (e.g., LTV, FICO scores) that limits the exposure to its residential mortgages. To enhance the transparency of your disclosures, please consider and confirm to us whether you plan to expand your disclosure in future filings to include such characteristics that mitigates the exposure relating to your loan portfolio.

Financial Statements and Notes

Note 5 – Securities Available for Sale and Securities Held to Maturity, page 52

2. We have read and considered your response to comment seven. We note that you determine the probability whether the company would collect all contractual principal and interest payments based upon certain characteristics and cash flow projections of your securities and underlying loans. Given that such information would enhance an investor's understanding of your securities, please confirm to us whether you plan to expand your disclosure in future filings to include these characteristics and the assumptions used in your estimated cash flows in determining whether an other-than-temporary charge is warranted.

Form 10-Q for the quarter ended March 31, 2009

Financial Statements and Notes

Note 3 – Securities Available for Sale and Securities Held to Maturity, page 5

3. We note according to your Consolidated Statements of Income on page 1 that the company recognized a net impairment loss of $14 million, which represents the difference between the total other-than-temporary impairment loss of $150 million and the total other-than-temporary impairment loss related to other factors other than credit losses of $136 million. Please tell us, and disclose in future filings, the other factors that resulted in a portion of the total other-than-temporary impairment not being recognized in earnings and the significant inputs used to measure the amount related to the credit loss.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 10

Annual Cash Incentives, page 11

4. We note your response to our prior comment 10 and understand, in general, that a formula-based matrix was used to produce a 76.4% award payout. It is not apparent, however, how the formula-based matrix using both the targets and actual figures produces a 76.4% award payout. Please provide a more detailed and specific answer regarding how a formula-based matrix together with the stated targets and actual results achieved this award amount. Please provide this disclosure in future filings and tell us what the revised disclosure would look like.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Philip Rothenberg, Staff Attorney at (202) 551-3466 or Sonia Barros, Special Chief Counsel at (202) 551-3655 if you have questions regarding comments on the proxy statement and related matters. Please contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief